UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Euronav NV
(Name of Issuer)

Ordinary Shares, No Par Value
(Title of Class of Securities)

B38564108
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☐            Rule 13d-1(c)

☑            Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	B38564108	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Marc Saverys

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
17,026,896

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
17,026,896

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,026,896

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
NOT APPLICABLE

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.	B38564108	13G

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Saverco NV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
15,129,539

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
15,129,539

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,129,539

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
NOT APPLICABLE

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1.
	(a)	Name of Issuer: Euronav NV

	(b)	Address of Issuer’s Principal Executive Offices:

De Gerlachekaai 20 2000 Antwerpen, Belgium

Item 2.
	(a)	Name of Persons Filing: Marc Saverys Saverco NV

	(b)	Address of Principal Business Office or, if none, Residence for each of the reporting persons:

The principal business office of each person named in Item 2(a) above is: De Gerlachekaai 20 2000 Antwerpen, Belgium

	(c)	Citizenship

Marc Saverys is a citizen of Belgium. Saverco NV is a limited liability company incorporated in Belgium.

	(d)	Title of Class of Securities: Ordinary shares, no par value (the “Shares”)

	(e)	CUSIP Number: B38564108; ISIN: BE0003816338.

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.	Ownership.

The information in Item 1 and Items 5 through 11 on the cover pages of this Schedule 13G is incorporated herein by reference.  Percentages are based on 159,208,949 Shares outstanding, as reported by the Issuer in its Form 6-K furnished to the U.S. Securities and Exchange Commission (the “Commission”) on January 29, 2016.

Marc Saverys. Marc Saverys is the direct beneficial owner of 1,897,357 Shares.

Saverco NV. Mr. Saverys currently controls Saverco NV. Saverco NV is the direct beneficial owner of 15,129,539 Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certifications.

NOT APPLICABLE

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 9, 2016

MARC SAVERYS

	By:	/s/ Marc Saverys

SAVERCO NV

	By:	/s/ Saverco NV
		Name:	Ludwig Criel
		Title:	Director

Exhibit 1

Joint Filing Agreement
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the joint filing on behalf of each of them of a statement on Schedule 13G or, to the extent required by applicable law, Schedule 13D with respect to the Ordinary Shares, no par value, of Euronav NV, a limited liability company under Belgian law, beneficially owned by them, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13G or, if applicable, Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.
The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13G or, to the extent required by applicable law, Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
The undersigned shall not be deemed to admit that the undersigned was required to file a statement on Schedule 13G or Schedule 13D by reason of entering into this Joint Filing Agreement.
The Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.
In evidence thereof of the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 9th day of February, 2016.

MARC SAVERYS

By:	/s/ Marc Saverys

SAVERCO NV

By:	/s/ Saverco NV
	Name:	Ludwig Criel
	Title:	Director